

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 3, 2018

Stephen From
Chief Executive Officer
EyeGate Pharmaceuticals, Inc.
271 Waverley Oaks Road, Suite 108
Waltham, MA 02452

> **Re: EyeGate Pharmaceuticals, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 23, 2018**
> **File No. 333-223887**

Dear Mr. From:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1.   We note your disclosure on the prospectus cover page that the public offering price per share and warrant will be determined between you and the placement agent at the time of pricing yet you state in the plan of distribution that the public offering price was negotiated between you and the investors in consultation with the placement agent. Please revise to clarify how the public offering price will be determined.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Stephen From
EyeGate Pharmaceuticals, Inc.
April 3, 2018
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Ada D. Sarmento at 202-551-3798 or Suzanne Hayes at 202-551-3675 with any questions.

                             Division of Corporation Finance
                             Office of Healthcare & Insurance

cc: Robert A. Petitt, Esq.